Free Writing Prospectus

(to the Preliminary Prospectus Supplement dated May 4, 2009)

Filed Pursuant to Rule 433

Registration No. 333-136704

CIGNA Corporation
Pricing Term Sheet
8.500% Senior Notes Due 2019
Issuer:	CIGNA Corporation
Size:	$350,000,000
Maturity:	May 1, 2019
Coupon:	8.500%
Price to Public (percent of face amount):	99.711% of face amount
Yield to maturity:	8.544%
Spread to Benchmark Treasury:	537.5 basis points
Benchmark Treasury:	2.750% due February 15, 2019
Benchmark Treasury Yield:	3.169%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2009

Redemption Provisions:
Make-whole call spread	50 basis points
Trade Date:	May 4, 2009
Settlement:	May 7, 2009
CUSIP:	125509BL2
Issuer Ratings (Senior Debt):	Baa2/BBB/BBB

Joint Book Runners	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. UBS Securities LLC

These issuer ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407, J.P. Morgan Securities Inc. collect at (212) 834-4533, or UBS Securities LLC toll free at (877) 827-6444, ext. 561-3884.